Turmeric Acquisition Corp.

450 Kendall Street

Cambridge, MA 02142

September 16, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Jeffrey Lewis

Re:	Turmeric Acquisition Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 29, 2022

File No. 001-39624

Ladies and Gentlemen:

This letter sets forth the response of Turmeric Acquisition Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 10, 2022, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 29, 2022 (the “Annual Report”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Form 10-K for the fiscal year ended December 31, 2021

Exhibits 31.1 and 31.2, page 82

1.

Staff’s Comment: We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4. Please file a full amendment to your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 246.13.

U.S. Securities & Exchange Commission

September 16, 2022

Response: The Company respectfully acknowledges the Staff’s comment and, pursuant to the guidance provided in C&DI 246.13, has filed a Form 10-K/A contemporaneously with this response letter that contains only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications.

General

2.

Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and has no substantial ties with a non-U.S. person.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Jennifer L. Lee by telephone at (212) 909-3021 or by email at jennifer.lee@kirkland.com of Kirkland & Ellis LLP.

Sincerely,

/s/ Luke Evnin
Name: Luke Evnin
Title: Chief Executive Officer

cc:	Christian O. Nagler, Kirkland & Ellis LLP

Jennifer L. Lee, Kirkland & Ellis LLP